As filed with the Securities and Exchange Commission on January 15, 1998
                                                   Registration No. 333-38219


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -------------------


                                 AMENDMENT NO. 1
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933


                               -------------------

                             BIG ENTERTAINMENT, INC.
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)

             FLORIDA                                     65-0385686
-------------------------------             ------------------------------------
(State or other jurisdiction of             (IRS Employer Identification Number)
 incorporation or organization)

                        2255 GLADES ROAD, SUITE 237 WEST
                            BOCA RATON, FLORIDA 33431
                                 (561) 998-8000
--------------------------------------------------------------------------------
    (Address, Including Zip Code, and Telephone Number, Including Area Code,
                  of Registrant's Principal Executive Offices)

                               -------------------

                               MITCHELL RUBENSTEIN
                             CHIEF EXECUTIVE OFFICER
                             BIG ENTERTAINMENT, INC.
                        2255 GLADES ROAD, SUITE 237 WEST
                            BOCA RATON, FLORIDA 33431
                          TELEPHONE NO. (561) 998-8000
                          FACSIMILE NO. (561) 998-2974
--------------------------------------------------------------------------------
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                               -------------------

                          COPIES OF COMMUNICATIONS TO:


                              DALE S. BERGMAN, P.A.
                              NINA S. GORDON, P.A.
                                BROAD AND CASSEL
                    201 SOUTH BISCAYNE BOULEVARD, SUITE 3000
                              MIAMI, FLORIDA 33131
                          TELEPHONE NO. (305) 373-9400
                          FACSIMILE NO. (305) 373-9443


                         -------------------------------

        Approximate date of commencement of proposed sale to the public:
     From time to time after this Registration Statement becomes effective.

                           ---------------------------

      If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]



================================================================================
      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
================================================================================

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.


                  SUBJECT TO COMPLETION, DATED JANUARY 15, 1998


PROSPECTUS

                                1,307,502 SHARES

                             BIG ENTERTAINMENT, INC.
                                  COMMON STOCK


         This Prospectus relates to shares (the "Shares") of Common Stock, par value $.01 per share (the "Common Stock"), of Big Entertainment, Inc., a Florida corporation ("Big Entertainment" or the "Company"), as follows: (i) 1,000,002 Shares issued in a July 1997 private placement (the "Private Placement") proposed to be sold from time to time by certain shareholders of the Company (the "Selling Shareholders"); (ii) 100,000 Shares issuable upon exercise of warrants (the "Placement Agent's Warrants") issued to the placement agent for the Private Placement; (iii) Shares issuable upon conversion of the Company's $650,000 4% Convertible Debenture Due August 31, 1999 (the "Convertible Debenture"); and (iv) 32,500 Shares issuable upon exercise of warrants (the "Debenture Warrants") issued to the purchaser of the Convertible Debenture. See "Selling Shareholders." The Company will not receive any proceeds from the sale of the Shares by the Selling Shareholders or upon conversion of the Convertible Debenture, but will receive up to an aggregate of approximately $702,000 upon the exercise of the Placement Agent's Warrants and the Debenture Warrants.


         The Selling Shareholders have advised the Company that they may from time to time sell all or a portion of the Shares offered hereby in one or more transactions in the over-the-counter market, on the Nasdaq SmallCap Market, the Boston Stock Exchange, the Philadelphia Stock Exchange, or on any other exchange on which the Common Stock may then be listed, in privately negotiated transactions or otherwise, or a combination of such methods of sale, at market prices prevailing at the time of sale or prices related to such prevailing market prices or at negotiated prices. The Selling Shareholders may effect such transactions by selling the Shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Shareholders and/or purchasers of the Shares for whom they may act as agent (which compensation may be in excess of customary commissions). The Selling Shareholders and any participating broker-dealers may be deemed to be "underwriters" as defined in the Securities Act of 1933, as amended (the "Securities Act"). Neither the Company nor the Selling Shareholders can estimate at the present time the amount of commissions or discounts, if any, that will be paid by the Selling Shareholders on account of their sales of the Shares from time to time. The Company has agreed to indemnify the Selling Shareholders against certain liabilities, including certain liabilities under the Securities Act. See "Plan of Distribution."


         The Common Stock is quoted on the Nasdaq SmallCap Market under the symbol "BIGE" and is listed on the Boston and Philadelphia Stock Exchanges under the symbol "BIG." On January 12, 1998, the last reported sales price of the Common Stock on the Nasdaq SmallCap Market was $5.91 per share.


                              ---------------------

 SEE "RISK FACTORS" BEGINNING ON PAGE 11 FOR A DISCUSSION OF CERTAIN RISKS THAT
          SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SHARES.


                              ---------------------

          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
          COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR
           ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
             ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
                         CONTRARY IS A CRIMINAL OFFENSE.

                              --------------------


                 THE DATE OF THIS PROSPECTUS IS JANUARY __, 1998

                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company may be inspected and copied (at prescribed rates) at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the following regional offices located at Seven World Trade Center, Suite 1300, New York, New York 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and may also be obtained from the Commission's website located at http://www.sec.gov. Quotations relating to the Company's Common Stock appear on the Nasdaq SmallCap Market, and reports, proxy statements and other information concerning the Company can also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006. Quotations also appear on the Boston and Philadelphia Stock Exchanges and the previously mentioned information may be inspected at One Boston Place, Boston, Massachusetts 02108, and 1900 Market Street, Philadelphia, Pennsylvania 19103, respectively.

         The Company has filed with the Commission a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act with respect to the Shares. This Prospectus, which is a part of the Registration Statement, does not contain all the information set forth in, or annexed as exhibits to, such Registration Statement, certain portions of which have been omitted pursuant to rules and regulations of the Commission. For further information with respect to the Company and the Shares, reference is hereby made to such Registration Statement, including the exhibits thereto. Copies of the Registration Statement, including exhibits, may be obtained from the aforementioned public reference facilities of the Commission upon payment of the fees prescribed by the Commission, or may be examined without charge at such facilities. Statements contained herein concerning any document filed as an exhibit are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents filed by the Company with the Commission under the Exchange Act are incorporated in and made a part of this Prospectus by reference:

         (a) the Company's Annual Report on Form 10-KSB for the year ended December 31, 1996; and

         (b) The Company's Quarterly Reports on Form 10-QSB for the fiscal quarters ended March 31, 1997 and June 30, 1997, and the Quarterly Report on Form 10-QSB and Amendment No. 1 thereto on Form 10-QSB/A for the fiscal quarter ended September 30, 1997.

         All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the termination of the sale of all of the Shares shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed documents, which also are incorporated or deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part of this Prospectus except as so modified or superseded.

         This Prospectus incorporates documents by reference that are not presented herein or delivered herewith. The Company hereby undertakes to provide, without charge, to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, on the written or oral request of such person, a copy of any or all of the information incorporated herein by reference. Exhibits to any of such documents, however, will not be provided unless such exhibits are specifically incorporated by reference into such documents. The requests should be addressed to: Mitchell Rubenstein, Chief Executive Officer, Big Entertainment, Inc., 2255 Glades Road, Suite 237 West, Boca Raton, Florida 33431, telephone number (561) 998-8000.

                                   THE COMPANY

GENERAL


         Big Entertainment is a diversified entertainment company involved in the licensing of entertainment properties, the operation of entertainment-related retail stotes, and the publishing and packaging of books.

         The Company, either directly or in some cases through its 50% ownership interest in NetCo Partners ("NetCo Partners"), owns exclusive rights to certain original characters and concepts created by best-selling authors and media celebrities, including, for example, Tom Clancy, Magic Johnson, Leonard Nimoy, Gene Roddenberry, Mickey Spillane, Arthur C. Clarke, John Jakes, Anne McCaffrey, Margaret Weis and Isaac Asimov. The Company frequently uses illustrated novels to introduce and develop new characters and concepts (collectively, its "intellectual properties") and then seeks to license these properties across all media, including films and television, and in books, multimedia software, toys and other merchandise. The Company acquires the rights to its intellectual properties pursuant to agreements that generally grant it, on an exclusive basis, all rights in the intellectual property itself (including, but not limited to, the right to license the intellectual property for films, television, books, multimedia software, toys and other merchandise) as well as the right to use the creator's name in the title of the intellectual property. The Company also develops and operates a chain of retail studio stores and kiosks that sell entertainment-related merchandise.

         The Company's intellectual properties currently include, among others:
LEONARD NIMOY'S PRIMORTALS; GENE RODDENBERRY'S XANDER IN LOST UNIVERSE; ISSAC ASIMOV'S I/BULLET/BOTS; MICKEY SPILLANE'S MIKE DANGER; JOHN JAKES' MULLKON EMPIRE; ANNE MCCAFFREY'S ACORNA: THE UNICORN GIRL; MARGARET WEIS' TESTAMENT OF THE DRAGON; NEIL GAIMAN'S MR. HERO -- THE NEWMATIC MAN; NEIL GAIMAN'S TEKNOPHAGE; NEIL GAIMAN'S LADY JUSTICE; AND NEIL GAIMAN'S WHEEL

         OF WORLDS. A more detailed summary of these intellectual properties is set forth in " - Intellectual Properties" below.

         The Company, in conjunction with its majority-owned subsidiary, Tekno Books has also entered into an agreement with June Bug Enterprises, Inc., an entity controlled by pro basketball star Magic Johnson. Under the agreement, Magic Johnson will work with the Company to develop textbooks, children's books, novels and action figure cartoon characters.

         The Company is continually negotiating with other best-selling authors and celebrities to create and develop additional intellectual properties for the Company and/or NetCo Partners to license for use in various media and merchandise.

         The principal executive offices of the Company are located at 2255 Glades Road, Suite 237 West, Boca Raton, Florida 33431, and its telephone number is (561) 998-8000.

NETCO PARTNERS

         Certain intellectual properties are owned by NetCo Partners, a joint venture owned 50% by the Company and 50% by C.P. Group, Inc. ("C.P. Group"). Tom Clancy owns 50% of C.P. Group. NetCo Partners properties currently include TOM CLANCY'S NETFORCE, ARTHUR C. CLARKE'S CRIOSPHINX, TAD WILLIAMS' MIRROR WORLD, CATHY CASH SPELLMAN'S MILLENNIUM, NEIL GAIMAN'S LIFERS and ANNE MCCAFFREY'S SARABAND.

         The Company and C.P. Group are each 50% partners in NetCo Partners. C.P. Group contributed to NetCo Partners all rights to TOM CLANCY'S NETFORCE, and the Company contributed to NetCo Partners all rights to TAD WILLIAMS' MIRROR WORLD, ARTHUR C. CLARKE'S CRIOSPHINX, NEIL GAIMAN'S LIFERS, and ANNE MCCAFFREY'S SARABOND. Although pursuant to the NetCo joint venture agreement (the "NetCo Agreement") the Company is not obligated to contribute any additional properties to NetCo Partners, the Company and C.P. Group are working together to obtain rights from third parties to additional entertainment properties for the NetCo Partners joint venture. For example, the Company and C.P. Group jointly negotiated a contract with author Cathy Cash Spellman granting to NetCo Partners all rights to CATHY CASH SPELLMAN'S MILLENNIUM.


         Pursuant to the terms of the NetCo Agreement, the Company is responsibile for developing, producing, manufacturing, advertising, promoting,marketing and distributing NetCo Partners' illustrated novels and related products and for advancing all costs incurred in connection therewith. All amounts advanced by the Company to fund NetCo Partners' operations are treated as capital contributions of the Company and the Company is entitled to a return of such capital contributions before distributions of cash flow are split equally between the Company and C.P. Group. The NetCo Agreement provides for an intital term (the "Development Term") of five years, during which the partners will jointly develop the contributed properties. The Development Term may be extended by the mutual consent of the partners and shall terminate upon 30 days' notice to the Company by C.P. Group should Mitchell Rubenstein cease to be Chief Executive Officer of the Company and Laurie S. Silvers cease to be the President of the Company. Upon termination of the Development Term, any undeveloped properties (excluding TOM CLANCY'S NETFORCE) are to be returned to their respective contributing partner and any properties in development or already developed are to be properties of the joint venture, which shall continue until, among other things, the partners elect to dissolve the joint venture.

THE COMPANY'S OPERATING DIVISIONS

         During 1997, the Company consolidated its operating divisions into two current divisions: the intellectual property division and the entertainment retail division. The intellectual property division is currently further segmented into three subdivisions -- publishing, licensing, and book licensing and packaging. During 1997, the Company refocused its operations away from comic book publishing, which will result in that subdivision's eventual phase out. For the nine months ended September 30, 1997, the percentage of the Company's net revenues contributed by each of the current operating divisions was as follows: licensing division, 2.5%; book licensing and packaging division, 22.9%; and entertainment retail division, 73.7%. Due to the Company's shift in focus during 1997, the publishing division contributed less than 1% of the Company's net revenues for the nine months ended September 30, 1997.



         The Company's licensing division is the primary means by which the Company utilizes its intellectual properties by focusing on licensing the Company's intellectual properties for feature films, television series, books, toys, multimedia software and other merchandise. A number of the Company's and/or NetCo Partners' intellectual properties have been licensed for use in books, feature films, television series and merchandise by various licensees, including The ABC Television Network, a division of The Walt Disney Company ("ABC"), for development of a television mini-series based on TOM CLANCY'S NETFORCE; Warner Books (a division of Time-Warner, Inc.) for hardcover and paperback book publishing rights; Playmates Toys, Inc. for a line of toys; HarperCollins (a division of Rupert Murdoch's News Corporation) for hardcover and paperback book publishing rights; Alliance Productions, Ltd., a division of Alliance Communications Corporation, the largest Canadian entertainment company, for television rights; Sierra On-Line, a publisher of interactive entertainment, productivity and educational software, for CD-ROM rights; and Miramax Films (a division of The Walt Disney Company) for feature film and television rights. The licensing agreements generally provide for the payment by the licensee of advances to the Company or NetCo Partners, as the case may be, as well as royalty payments based on sales after the advance has been earned out. The Company and NetCo Partners are actively negotiating additional licensing opportunities for their intellectual properties. The Company also is a book licensor and packager, wherein it focuses on developing and executing book projects, typically with best selling authors and media and sports celebrities.


         The Company's entertainment retail division concentrates on developing, operating and franchising Big Entertainment retail studio stores and retail kiosks, primarily located in shopping malls, which sell apparel, collectibles and other entertainment merchandise. As of the date of the Prospectus, the Company operates three Big Entertainment in-line studio stores and 28 Big Entertainment kiosks. The Company plans to focus its future efforts on developing additional in-line studio stores, which will average approximately 3,000 square feet in size (as compared to approximately 166 square feet for a kiosk). In May 1997, the Company signed its first U.S. franchise agreement, under which one Big Entertainment retail studio store is expected to be constructed by the franchisee in the Philadelphia area by 1998. This franchise agreement, with a private investor, also provides for the construction of up to three more franchised studio stores in the Philadelphia region. The Company is party to an agreement with ABC, pursuant to which, TV monitors in the Company's retail outlets carry ABC programming in exchange for promotional and advertising spots for Big Entertainment retail outlets on ABC affiliate television stations in most of the markets where the Company has retail stores.

         The Company's management expects to require additional financing for the expansion of its business, and in particular the growth of the Company's retail division and to support working capital requirements in future years. The Company currently is exploring financing alternatives to allow the Company to finance such expansion, although there can be no assurance that such financing alternatives will be available to the Company or will be available on terms favorable to the Company. Such financing may take the form of an investment in equity securities or convertible debt securities of the Company, and may result in dilution to the Company's shareholders.


INTELLECTUAL PROPERTIES

         The Company's and NetCo Partners' intellectual properties have been developed pursuant to agreements with best-selling authors and media celebrities, which agreements generally grant the Company all rights (including all media rights) to the original intellectual property (which includes one or more characters). The Company actively seeks to license the intellectual properties to third parties for use in various media. The Company is generally obligated to pay the authors or celebrities royalties based on its sales of illustrated novels utilizing the intellectual properties, and additional fees based on amounts received by the Company from the licensing to third parties of the rights to produce other products featuring the intellectual properties. The Company seeks when possible to license its intellectual properties on terms that provide to the Company advance payments against royalties to be earned and that minimize the Company's additional development costs going forward.

         The intellectual properties, which are currently owned either directly by the Company or through NetCo Partners, include some of the following:

         /bullet/ LEONARD NIMOY'S PRIMORTALS: Inspired by his research at the SETI (Search for Extraterrestrial Intelligence) Program, the story by Leonard Nimoy, actor, director and author (best known for his role as "Spock" on STAR TREK), is about primordial creatures, some benign and some deadly, abducted from Earth eons ago by space aliens, who are now coming home to Earth.

         /bullet/ TOM CLANCY'S NETFORCE (a NetCo Partners property): A narrative set in the year 2010 involving the policing of computer systems and the establishment of NETFORCE, an elite enforcement division of the FBI whose specialty is crimes on the world-wide Internet. The property is being developed for NetCo Partners by Tom Clancy (the best-selling author of geopolitical thrillers, including POLITIKA, THE HUNT FOR RED OCTOBER, PATRIOT GAMES, CLEAR AND PRESENT DANGER and EXECUTIVE ORDERS) in collaboration with Steve Pieczenik, who previously collaborated with Mr. Clancy in the creation of the best-selling TOM CLANCY'S OP-CENTER series of novels.

         /bullet/ GENE RODDENBERRY'S XANDER IN LOST UNIVERSE: A space adventure, based on a concept created by the late creator of STAR TREK, featuring Xander, a cyborg clone who has been endowed with the secrets of the Lost Universe. Pursuing him is Lady Sensua, an evil being of immense power who wants those secrets, even if she must tear Xander apart to get them.

         /bullet/ ISAAC ASIMOV'S I/BULLET/BOTS: A tale of seven android superheroes, based on a concept created by the late Isaac Asimov (author of more than 400 science and science fiction books and widely regarded as the dean of 20th Century science fiction writers).

         /bullet/ MICKEY SPILLANE'S MIKE DANGER: When Mike Danger, hard-boiled private eye of the 1950s, wakes up in the year 2045, the peace-loving citizens of the future are given a violent history lesson in 20th Century crime fighting. The story is based on a concept created by Mickey Spillane, a prolific best-selling mystery writer whose private eye character "Mike Hammer" has been featured in comic strips, movies and television series.

         /bullet/ JOHN JAKES' MULLKON EMPIRE: A dynastic, Borgia-like family has built an interstellar financial empire on the galactic garbage business. The property was developed by the author John Jakes, whose novels NORTH AND SOUTH, LOVE AND WAR, HEAVEN AND HELL and THE KENT FAMILY CHRONICLES have all been on The New York Times' best-sellers lists and have been made into successful television mini-series.

         /bullet/ TAD WILLIAMS' MIRROR WORLD (a NetCo Partners property): The story follows mirror-like windows that appear outside New York, Los Angeles, London, Tokyo and other major cities around the world, opening passages to a new and dangerous universe. Mr. Williams is the author of best-selling novels including the MEMORY, SORROW AND THORN trilogy, CALIBAN'S HOUR and TAILCHASER'S SONG.

         /bullet/ ANNE MCCAFFREY'S ACORNA: THE UNICORN GIRL: This tale unfolds when a pod is found in deep space. From it emerges Acorna, part human, part mythical creature, who is traveling the cosmos in search of her origins. Ms. McCaffrey is the author of New York Times best-selling fantasy novels, including THE DRAGON RIDERS OF PERN series.

         /bullet/ MARGARET WEIS' TESTAMENT OF THE DRAGON: A dragon-possessed, immortal human, seeks to track and destroy the evil dragon who controls him. Ms. Weis is a New York Times best-selling author of numerous sword and sorcery novels and has developed many popular role-playing games.

         /bullet/ ARTHUR C. CLARKE'S CRIOSPHINX (a NetCo Partners property):
         Developed by Arthur C. Clarke, the author of 2001: A SPACE ODYSSEY, about the revival of Alexander the Great in the 21st Century.

         /bullet/ NEIL GAIMAN'S MR. HERO -- THE NEWMATIC MAN: A whimsical tale of a steam-powered, Victorian robot reactivated in modern Los Angeles by a young street pantomime named Jenny. Mr. Gaiman is writer and co-creator of the SANDMAN comic book series, which has been called the "best monthly comic book in the world" by The Los Angeles Times and which is being developed by Warner Bros. as a feature film. Mr. Gaiman has also been voted the number one comic writer for the last three years in COMIC BUYERS GUIDE reader polls.

         /bullet/ NEIL GAIMAN'S TEKNOPHAGE: TeknoPhage, a dinosaur-like C.E.O. lives in a terrifying outerworld and manipulates the lives of others.

         /bullet/ NEIL GAIMAN'S LADY JUSTICE: When the scales of justice are unbalanced, the Lady Justice entity possesses a wronged woman to serve her cause, infusing the host body with great power. The woman must seek justice until she finds victory or death.

         /bullet/ NEIL GAIMAN'S WHEEL OF WORLDS: Interweaves the stories of several of Gaiman's characters.

         /bullet/ CATHY CASH SPELLMAN'S MILLENNIUM (working title) (a NetCo Partners property): In the year 2018, the world as we know it has ceased to exist, leveled by nuclear and environmental disasters. The United States has splintered, torn into bits by advancing oceans and earthquakes. In the tattered remnants of the former city of New York, the survivors of the disasters cope with a strange new world containing mutants, robots, and extraterrestrials.

                           FORWARD-LOOKING STATEMENTS

         The Company cautions readers that certain important factors may affect the Company's actual results and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Prospectus or that are otherwise made by or on behalf of the Company. For this purpose, any statements contained in this Prospectus that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "intend," "could," "estimate" or "continue" or the negative variations thereof or comparable terminology are intended to identify forward-looking statements. Factors which may cause or contribute to such difference in results include, but are not limited to, those discussed in the sections captioned "Risk Factors" below as well as those discussed elsewhere in this Prospectus and from time to time in the Company's filing with the Commission.

                                  RISK FACTORS

         THE SHARES OFFERED HEREBY ARE SPECULATIVE AND INVOLVE A HIGH DEGREE OF RISK. BEFORE INVESTING IN THE COMMON STOCK, PROSPECTIVE PURCHASERS SHOULD CAREFULLY CONSIDER THE MATTERS SET FORTH BELOW AS WELL AS THE OTHER INFORMATION SET FORTH IN THIS PROSPECTUS.

         LIMITED OPERATING HISTORY. The Company began generating revenues and emerged from the development stage in the fourth quarter of 1994. Accordingly, the Company has a limited operating history from which an evaluation of the Company's prospects may be made. The Company's prospects must be considered in light of the numerous risks, expenses, problems and difficulties typically encountered in connection with the establishment of a new business, the development and introduction of new products, and the competitive environment in which the Company is operating. There can be no assurance that the Company can successfully implement its current operating plan.


         OPERATING LOSSES AND ACCUMULATED DEFICIT. The Company has incurred significant net losses since its inception, including net losses of $6,655,609 and $8,439,892 for the years ended December 31, 1996 and 1995 and $3,249,323 for the nine months ended September 30, 1997. The Company had accumulated deficits of $21,992,633 and $25,407,639 at December 31, 1996 and September 30, 1997,
respectively.

         The Company has made several modifications to its initial business plan in an effort to reverse the losses that have been sustained since its inception. During 1997, the Company stopped publishing comic books, an activity that required a substantial amount of resources and had not proven to be profitable. Essentially all of the overhead associated with comic book publishing has been eliminated effective with the second quarter of 1997. At the same time, the Company decided to expand its retail operations and has initiated this expansion with the development of three prototype in-line retail stores. Substantial resources were devoted to the development of three protoptype in-line stores which opened in the fourth quarter of 1997, including professional fees and expenses incurred to design the new stores, the hiring of additional field and administrative personnel, the selection and acquisition of new hardware and software for a new retail accounting and merchandising system to be implemented, and the capital expenditures for the new stores. In addition, the Company continues to acquire and develop its base of intellectual properties, and to negotiate additional licensing agreements thereon, which while not capital intensive, requires a substantial amount of time from its senior executives. While the Company believes that these measures will ultimately reverse its operating losses, there can be no assurances that the revenues generated by the intellectual property and retail divisions will be sufficient to offset the associated expenses incurred.

         AVAILABILITY OF CASH AND WORKING CAPITAL. The Company's cash and cash equivalents at December 31, 1996 and September 30, 1997 totaled $1,675,852 and $1,569,375, respectively. The Company had working capital of $1,285,093 and $1,852,786 at December 31, 1996 and September 30, 1997, respectively. During the year ended December 31, 1996, the Company used $6,133,454 of cash to fund its operating activities and incurred a net loss of $6,655,609 during such period. During the nine months ended September 30, 1997, the Company used $4,616,337 of cash to fund its operating activities and incurred a net loss of $3,249,323 during such period. The long-term financial success of the Company is dependent upon the Company's ability to generate adequate revenue to offset operating expenses. Although the Company received net proceeds of approximately $4,000,000 in the July 1997 Private Placement and the offering of the Convertible Debenture, the Company continues to seek additional financing to fund its growth plan and for working capital. Any such additional financing may result in dilution to the Company's shareholders. Based on currently proposed plans and assumptions relating to its operations, absent the Company's plans to expand its in-line studio stores (see"--Retail Operations," below), the Company believes that anticipated cash flow from operations and its other current sources of capital will be sufficient to satisfy the Company's working capital requirements for approximately the next 12 months. If the Company's plans change or its assumptions prove to be inaccurate, the Company may be required to seek further financing or to curtail its operations. There can be no assurance that any additional financing, if required, will be available to the Company, or that if available, such financing will be on terms favorable to the Company.

         RETAIL OPERATIONS. The success of the Company's entertainment retail division depends upon the Company's ability to open and operate Big Entertainment studio stores and kiosks on a timely and profitable basis. The Company has increased the number of its retail kiosks at a moderate pace, adding 10 new units in 1995, 10 new units in 1996 and five new units in 1997. These new units coupled with the addition of three new in-line studio stores have necessitated that the Company incur additional operating and administrative expenses in conjunction with its retail operations. The Company intends to expand its retail operations through the opening of additional Company-owned studio stores and kiosks and the implementation of a franchising program. In May 1997, the Company entered into its first U.S. franchise agreement. The successful realization of the Company's expansion plans depends on, among other things, the ability of the Company and its franchisees to secure suitable sites, to hire, train and retain qualified personnel; to obtain leases on favorable terms; to secure any required financing; and the general business and economic conditions in the localities of its retail outlets. The Company plans to evaluate the results of its retail store expansion (particularly the new in-line store concept) and to make modifications and/or curtail operating and administrative costs where appropriate. There can be no assurance that the Company will be successful in expanding or operating its retail outlets or continuing the implementation of its franchise program.

         COMPETITION. Competition is generally intense in the entertainment industries in which the Company operates. In the licensing market, the Company competes with a wide range of other corporations as well as individuals, many of which have more financial resources than the Company. The Company's entertainment retail division competes for sales with specialty stores and other retail outlets which offer entertainment merchandise. There can be no assurance that the Company will be able to compete successfully in any of these market segments.

         TRADEMARKS AND PROPRIETARY RIGHTS. The Company's intellectual properties are the principal assets of the Company's licensing and publishing divisions. The Company has filed applications for federal trademark registration of its existing trademarks and files applications for trademark and copyright protection for each of its intellectual properties. Although to date the Company has approximately 20 U.S. registered trademarks, there can be no assurance that any such additional applications, when filed, will be approved, or that the Company will have the financial and other resources necessary to enforce its proprietary rights against infringement by others. The inability of the Company to obtain adequate protection of or to enforce its proprietary rights could have a material adverse effect on the Company.

         DEPENDENCE ON MANAGEMENT. Mitchell Rubenstein, the Company's Chairman of the Board and Chief Executive Officer, and Laurie S. Silvers, the Company's Vice Chairman and President, have been primarily responsible for the organization of the Company and the development of its business. Each of them has entered into an employment agreement with the Company that expires in July 1998. Such employment agreements generally provide, among other things, that the Company's termination of either of such agreements without "cause" will also constitute a termination of the other agreement without "cause" (as defined in such agreements), and that an executive whose employment agreement is terminated without cause shall continue to receive his or her salary until the expiration of the term of the agreement. The Company is the beneficiary of $1,000,000 in key man insurance on the lives of each of these executives of which $500,000 per policy has been pledged to one of the Company's senior creditors.. The loss of the services of either of these individuals would have a material adverse effect on the Company. The Company's future success will also be dependent upon its ability to attract and retain qualified and creative management, administrative and other personnel.

         SIGNIFICANT INFLUENCE OF PRINCIPAL SHAREHOLDERS. As of the date of this Prospectus, the Company's executive officers and directors beneficially owned in the aggregate approximately

29.9% of the outstanding shares of Common Stock. As a result, such persons have the ability to significantly influence the outcome of any matters submitted to a vote of the Company's shareholders.

         DIVIDENDS. The Company has not paid any cash dividends on its Common Stock since its inception. Dividends on the Company's Series A Preferred Stock and Series B Preferred Stock are payable solely in shares of Common Stock. The Company's outstanding Series C Preferred Stock accrues cash dividends at the annual rate of 4%. The Company intends to retain earnings remaining after payment of such cash dividends to finance the development and expansion of its business.

         TRADING MARKET FOR COMMON STOCK. The Company's Common Stock is quoted on The Nasdaq SmallCap Market and the Boston and Philadelphia Stock Exchanges. There currently is a relatively limited trading market for the Common Stock. Furthermore, there can be no assurance that a more active trading market for the Common Stock will develop or, if developed, that it would be sustained.

         POTENTIAL VOLATILITY OF STOCK PRICE. The market price of the Common Stock could be subject to significant fluctuation in response to the Company's operating results and other factors, including general price fluctuations in securities markets. From time to time the stock markets have experienced extreme price and volume fluctuations. This volatility has had significant effects on the market prices of securities issued by many companies, especially smaller public companies, often for reasons unrelated to their operating performance.

         SHARES ELIGIBLE FOR FUTURE SALE. As of the date of this Prospectus, approximately 4,247,171 shares of Common Stock held by existing shareholders (including the 1,000,002 Shares issued in the Private Placement registered hereby) constitute "restricted shares" as defined in Rule 144 under the Securities Act ("Rule 144"), and may only be sold if such shares are registered under the Securities Act or sold in accordance with Rule 144 or another exemption from registration under the Securities Act. Sales under Rule 144 are subject to the satisfaction of certain holding periods, volume limitations, manner of sale requirements, and the availability of current public information about the Company. Substantially all of the Company's restricted shares of Common Stock are either eligible for sale pursuant to Rule 144 or have been registered under the Securities Act for resale by the holders thereof (including the 1,000,002 Shares issued in the Private Placement registered hereby), which will permit the sale of such registered shares of Common Stock in the open market or in privately negotiated transactions without compliance with the requirements of Rule 144. The Company is unable to estimate the amount, timing or nature of future sales of outstanding Common Stock. Sales of substantial amounts of the Common Stock in the public market may have an adverse effect on the market price thereof.


         EFFECT OF OUTSTANDING OPTIONS, WARRANTS AND CONVERTIBLE SECURITIES. As of the date of this Prospectus, the Company has outstanding options granted under the Company's stock option plans to purchase an aggregate of 949,063 shares of Common Stock, warrants to purchase an aggregate of 759,996 shares of Common Stock,

20,000 shares of Series C Preferred Stock convertible into 316,205 shares of Common Stock and the Convertible Debenture convertible into 136,698 shares of Common Stock based on the conversion price that would be applicable if converted on January 14, 1998. As long as such options, warrants and convertible securities remain unexercised or are not converted, as the case may be, the terms under which the Company could obtain additional capital may be adversely affected. Moreover, the holders of the options, warrants and convertible securities may be expected to exercise or convert them at a time when the Company would, in all likelihood, be able to obtain any needed capital by a new offering of its securities on terms more favorable than those provided by such securities.


         ANTI-TAKEOVER PROVISIONS. The Company's Articles of Incorporation authorize the issuance of "blank check" preferred stock with such designations, rights and preferences as may be determined from time to time by the Company's Board of Directors. Accordingly, the Board of Directors is empowered, without shareholder approval, to issue shares of preferred stock with dividend, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of the Company's Common Stock. In the event of issuance, the preferred stock could also be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company, although the Company has no intention as of the date of this Prospectus to issue any additional series of its preferred stock.

         The Company has adopted a Shareholders' Rights Plan and in September 1996 declared a dividend of one right ("a Right") for each outstanding share of Common Stock. Each Right entitles the holder thereof to purchase from the Company one share of Common Stock at a price of $25.00 per share upon the occurrence of specific events. See "Description of Capital Stock --Shareholders' Rights Plan." Such Rights may cause substantial dilution to a person or group that attempts to acquire the Company in a manner or on terms not approved by the Board of Directors. The Shareholders' Rights Plan is intended to encourage a person interested in acquiring the Company to negotiate with, and to obtain the approval of, the Board of Directors in connection with such a transaction. The Shareholders' Rights Plan, however, may discourage a future acquisition of the Company, including an acquisition in which shareholders might otherwise receive a premium for their shares. As a result, shareholders who might desire to participate in such a transaction may not have the opportunity to do so.

                                 USE OF PROCEEDS

         The Company will receive no proceeds from the sale of any of or all of the Shares of Common Stock being offered by the Selling Shareholders hereunder or upon conversion of the Convertible Debentures, but may receive an aggregate of approximately $702,000 upon exercise of all of the Warrants and the Placement Agent's Warrants. Such proceeds, if any, will be used for working capital and other corporate purposes.

         Expenses expected to be incurred by the Company in connection with the registration of the Shares are estimated at approximately $20,250.

                              SELLING SHAREHOLDERS

         The Company has been advised by the Selling Shareholders that none of the Selling Shareholders has or had a position, office or other material relationship with the Company or any of its affiliates within the past three years. Unless otherwise indicated, the following table sets forth certain information with respect to the ownership of the Company's Common Stock by each Selling Shareholder as of the date of this Prospectus.

                                          OWNERSHIP OF SHARES          NUMBER OF             OWNERSHIP OF SHARES
    NAME AND ADDRESS OF SELLING             OF COMMON STOCK             SHARES                 OF COMMON STOCK
            SHAREHOLDER                    PRIOR TO OFFERING        OFFERED HEREBY            AFTER OFFERING(1)
------------------------------------    -----------------------     --------------          ---------------------
                                        SHARES       PERCENTAGE                             SHARES     PERCENTAGE
                                        -------      ----------                             -------    ----------
Leonard Adams.......................     28,571         *                 28,571                0         *
3050 Champion Boulevard
Boca Raton, FL 33496

Paul R. Alter.......................     21,429         *                 21,429                0         *
1111 Park Avenue
New York, NY 10128

David Babiarz.......................     28,571         *                 28,571                0         *
1035 Glencrest
Inverness, IL 60010

Marvin Barish.......................     14,286         *                 14,286                0         *
5227 Dumfries
Houston, TX 77096-5104

Baron Associates....................     14,286         *                 14,286                0         *
Barry Levites
341 East 149 Street
Bronx, NY 10451

Barington Capital Group, L.P........    100,000(2)  1.45%                100,000(2)             0         *
888 Seventh Avenue
New York, NY 10019

James Beldner.......................     14,286         *                 14,286                0         *
3091 Riverside Drive
Wantagh, NY 11793

Efraim Bodek........................      7,143         *                  7,143                0         *
1024 Virginia Street
Far Rockaway, NY 11691

CLFS Equities.......................     28,571         *                 28,571                0         *
410  17th Street
Suite 1705
Denver, CO 80202


                                          OWNERSHIP OF SHARES          NUMBER OF             OWNERSHIP OF SHARES
    NAME AND ADDRESS OF SELLING             OF COMMON STOCK             SHARES                 OF COMMON STOCK
            SHAREHOLDER                    PRIOR TO OFFERING        OFFERED HEREBY            AFTER OFFERING(1)
------------------------------------    -----------------------     --------------          ---------------------
                                        SHARES       PERCENTAGE                             SHARES     PERCENTAGE
                                        -------      ----------                             -------    ----------
W. Paul Craig & ....................      7,143         *                  7,143                0         *
Imogean Craig, Community Property
5901 Camray Circle
Carmichael, CA 95608-1733

D. Stake Mill, Inc..................     14,286         *                 14,286                0         *
Douglas Lundmark - V.P. Finance
P.O. Box 1124
McMinnville, OR 97128

Jay Dalgetty........................     28,571         *                 28,571                0         *
2111 Fairway Green Drive
Kingwood, TX 77339

Dennis J. Drebsky...................     14,286         *                 14,286                0         *
7 Glen Hill Court
Dix Hills, NY 11746

Explorer Partners, LLC..............    130,323(3)  1.89%                130,323(3)             0         *
444 N. Michigan Avenue
Suite 2910
Chicago, IL 60611

David Fried.........................      7,143         *                  7,143                0         *
43 Patton Drive
E. Brunswick, NJ 08816

John Friedler.......................      7,143         *                  7,143                0         *
P.O. Box 566
Bedford, NY 10506

Richard Gilbert.....................     14,286         *                 14,286                0         *
10351 Ardis Road
Roscoe, IL 61073

Doug Gill...........................     14,286         *                 14,286                0         *
Lower Rannieshill Farm
Newmakhar Aderdeen
Scotland, AB21 OUF
United Kingdom

Stuart W. Gold......................     28,571         *                 28,571                0         *
335 Greenwich Street
New York, NY 10013

Jimmy Hanks.........................      7,143         *                  7,143                0         *
4124 Deer Point Lake Drive
Panama City, FL 32409

Richard H. Hantke...................     14,286         *                 14,286                0         *

                                      -16-

                                          OWNERSHIP OF SHARES          NUMBER OF             OWNERSHIP OF SHARES
    NAME AND ADDRESS OF SELLING             OF COMMON STOCK             SHARES                 OF COMMON STOCK
            SHAREHOLDER                    PRIOR TO OFFERING        OFFERED HEREBY            AFTER OFFERING(1)
------------------------------------    -----------------------     --------------          ---------------------
                                        SHARES       PERCENTAGE                             SHARES     PERCENTAGE
                                        -------      ----------                             -------    ----------
5451 River Park Drive
Libertyville, IL 60048

Terence Leslie Hudson...............    135,714     1.97%                135,714                0         *
330 Sandbanks Road
Evening Hill
Poole Dorset
England, BH14 8HY

Steven Israel.......................     14,286         *                 14,286                0         *
35 Henry Drive
Glen Cove, NY 11542

Robert A. Jacobs....................     14,286         *                 14,286                0         *
40 Fifth Avenue
New York, NY 10011

Frank Juranich......................      7,143         *                  7,143                0         *
5790 Broadway
Bronx, NY 10463

Dr. Harvey Kaplan...................      7,143         *                  7,143                0         *
14333 Laurel Bowie Road
Suite 205
Laurel, MD 20708

Gilman R. King......................      7,143         *                  7,143                0         *
646 Golf Lane
LK Barrington, IL 60010

David Kohane, D.M.D................      21,429         *                 21,429                0         *
333 West 86th Street
Apt. 902B
New York, NY 10024

Richard S. Koreyva..................     14,286         *                 14,286                0         *
141 Glenview Drive
Lawrenceville, NJ  08648

Leckson Unlimited...................     71,429     1.04%                 71,429                0         *
101 High Street Earith
Huntington Cambs
PE173PN, England


                                          OWNERSHIP OF SHARES          NUMBER OF             OWNERSHIP OF SHARES
    NAME AND ADDRESS OF SELLING             OF COMMON STOCK             SHARES                 OF COMMON STOCK
            SHAREHOLDER                    PRIOR TO OFFERING        OFFERED HEREBY            AFTER OFFERING(1)
------------------------------------    -----------------------     --------------          ---------------------
                                        SHARES       PERCENTAGE                             SHARES     PERCENTAGE
                                        -------      ----------                             -------    ----------
John Lilley.........................      7,143         *                  7,143                0         *
Heath House
Lynn Road
Hillington
Kings Lynn Norfolk
England PE316B2

Paul Matusow........................     14,286         *                 14,286                0         *
20191 East Country Club Drive
Aventura, FL 33180

Guy Montanari.......................      7,143         *                  7,143                0         *
82 Payne Road
Danbury, CT 06810

Steven M. Ostner....................     28,571         *                 28,571                0         *
420 West End Avenue # 7B
New York, NY 10024

Gary and Rebecca Perrine............     28,571         *                 28,571                0         *
2470 Tarpon Road
Naples, FL 34102

Michael Pizitz......................     14,286         *                 14,286                0         *
1901 Hidden Dunes
9815 Hway 98 West
Destin, FL 32541

Malladi and Pravina Reddy...........     42,857         *                 42,857                0         *
2012 Haggin Oaks Drive
Bakersfield, CA 93311

Myron H. Reinhart...................     14,286         *                 14,286                0         *
8900 Brennan Road
Richmond, VA 23229

Ronold Roth.........................     28,571         *                 28,571                0         *
516 West Main Street
Cold Spring Harbor, NY 11724

Alan J. Rubin.......................     28,571         *                 28,571                0         *
17231 Coral Cove Way
Boca Raton, FL  33496

Joseph Russoniello..................     14,286         *                 14,286                0         *
14025 Osprey Links Road
Condo # 372
Orlando, FL 32837

                                      -18-

                                          OWNERSHIP OF SHARES          NUMBER OF             OWNERSHIP OF SHARES
    NAME AND ADDRESS OF SELLING             OF COMMON STOCK             SHARES                 OF COMMON STOCK
            SHAREHOLDER                    PRIOR TO OFFERING        OFFERED HEREBY            AFTER OFFERING(1)
------------------------------------    -----------------------     --------------          ---------------------
                                        SHARES       PERCENTAGE                             SHARES     PERCENTAGE
                                        -------      ----------                             -------    ----------
Wayne Saker.........................     28,571         *                 28,571                0         *
6860 Gulfport Boulevard S.
# 318
St. Petersburg, FL  33701

Michael Schwartzbard................      7,143         *                  7,143                0         *
133 Eileen Drive
Cedar Grove, NJ 07009

Mark Scioscia.......................      7,143         *                  7,143                0         *
330 Shields Lane
Sewickley, PA 15143

Stan F. Sech........................     28,571         *                 28,571                0         *
2 Brentside Executive Centre
Great West Road
Brentford
Middlesex
TW8 9DA, England

Floyd M. and Ilyse Smith............      7,143         *                  7,143                0         *
191 Carlough Place
Mahwah, NJ 07430

Robert Damon Spitzer................     14,286         *                 14,286                0         *
264 Village Boulevard
Building # 2
Incline Village, NV 89451

Gershon A. Stern....................     28,571         *                 28,571                0         *
1171 East Landis Avenue
Vineland, NJ 08360

Ramie Tritt.........................      7,143         *                  7,143                0         *
5362 Hallford Drive
Dunwoody, GA 30338

W. Ed and Vickie S. Tyler...........     28,571         *                 28,571                0         *
631 North Lincoln Street
Hinsdale, IL 60521

Stella and Cynthia Zimmer...........      7,143         *                  7,143                0         *
1315 East 102 Street
Brooklyn, NY 11236

-------------------------
*      Less than 1%.

(1) Assumes that all Shares are sold pursuant to this offering and that no other shares of Common Stock are acquired or disposed of by the Selling Shareholders prior to the termination of this offering. Because the Selling Shareholders may sell all, some or none of their Shares or may acquire or dispose of other shares of Common Stock, no reliable estimate can be made of the aggregate number of Shares that will be sold pursuant to this offering or the number or percentage of shares of Common Stock that each Selling Shareholder will own upon completion of this offering.

(2) Includes the Shares of Common Stock issuable upon exercise of the Placement Agent's Warrants.

(3) Shares of Common Stock issuable upon conversion of the Convertible Debenture and the shares of Common Stock issuable upon exercise of the Debenture Warrants. Additional shares were registered in the Registration Statement of which this Prospectus forms a part with respect to additional shares of Common Stock that may be issued upon conversion of the Convertible Debenture pursuant to the terms thereof.

                              PLAN OF DISTRIBUTION

         The Selling Shareholders have advised the Company that they may from time to time sell all or a portion of the Shares offered hereby in one or more transactions in the over-the-counter market, on the Nasdaq SmallCap Market, the Boston Stock Exchange, the Philadelphia Stock Exchange, or on any other exchange on which the Common Stock may then be listed, in privately negotiated transactions or otherwise, or a combination of such methods of sale, at market prices prevailing at the time of sale or prices related to such prevailing market prices or at negotiated prices. The Selling Shareholders may effect such transactions by selling the Shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Shareholders and/or purchasers of the Shares for whom they may act as agent (which compensation may be in excess of customary commissions). The Selling Shareholders and any participating broker-dealers may be deemed to be "underwriters" as defined in the Securities Act. Neither the Company nor the Selling Shareholders can estimate at the present time the amount of commissions or discounts, if any, that will be paid by the Selling Shareholders on account of their sales of the Shares from time to time. The Company has agreed to indemnify the Selling Shareholders against certain liabilities, including certain liabilities under the Securities Act.

         Under the securities laws of certain states, the Shares may be sold in such states only through registered or licensed broker-dealers or pursuant to available exemptions from such requirements. In addition, in certain states the Shares may not be sold therein unless the Shares have been registered or qualified for sale in such state or an exemption from such requirement is available and is complied with.

         The Company will pay certain expenses in connection with this offering, estimated to be approximately $20,250, but will not pay for any underwriting commissions and discounts, if any, or counsel fees or other expenses of the Selling Shareholders. The Company has agreed to indemnify the Selling Shareholders, their directors, officers, agents and representatives, and any underwriters, against certain liabilities, including certain liabilities under the Securities Act. The Selling Shareholders have also agreed to indemnify the Company, its directors, officers, agents and representatives against certain liabilities, including certain liabilities under the Securities Act.

         The Selling Shareholders and other persons participating in the distribution of the Shares offered hereby are subject to the applicable requirements of Rule 10b-6 promulgated under the Exchange Act in connection with sales of the Shares.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL


         The Company's authorized capital stock consists of 25,000,000 shares of Common Stock, par value $.01 per share, and 1,000,000 shares of preferred stock, par value $.01 per share (the "Preferred Stock"). As of the date of this Prospectus, 6,896,340 shares of Common Stock and an aggregate of 359,546 shares of Preferred Stock were outstanding. The transfer agent for the Common Stock is American Stock Transfer & Trust Company, New York, New York. The following summary description of the securities of the Company is qualified in its entirety by the warrant agreement.


COMMON STOCK

         Each share of Common Stock entitles the holder to one vote on all matters submitted to a vote of the shareholders. The holders of Common Stock are entitled to receive dividends, when, as and if declared by the Board of Directors, in its discretion, from funds legally available therefor. Upon liquidation or dissolution of the Company, the holders of Common Stock are entitled to share ratably in the assets of the Company, if any, legally available for distribution to shareholders after the payment of all debts and liabilities of the Company and the liquidation preference of any outstanding shares of the Company's Preferred Stock. The Common Stock has no preemptive rights and no subscription, redemption or conversion privileges. The Common Stock does not have cumulative voting rights, which means that the holders of a majority of the outstanding shares of Common Stock voting for the election of directors will be able to elect all members of the Board of Directors. A majority vote will also be sufficient for other actions that require the vote or concurrence of shareholders. All of the outstanding shares of Common Stock are, and the shares to be sold in this Offering will be, when issued and paid for, fully paid and nonassessable.

PREFERRED STOCK

         GENERAL. The Board of Directors has the authority to issue up to 1,000,000 shares of Preferred Stock in one or more series and to fix the number of shares constituting any such series, the voting powers, designations, preferences and relative participation, optional or other special rights and qualifications, limitations or restrictions thereof, including the dividend rights and dividend rate, terms of redemption (including sinking fund provisions), redemption price or prices, conversion rights and liquidation preferences of the shares constituting any series, without any further vote or action by the shareholders. The issuance of Preferred Stock by the Board of Directors could affect the rights of the holders of Common Stock. For example, such issuance could result in a class of securities outstanding that would have preferences with respect to voting rights and dividends, and in liquidation, over the Common Stock, and could (upon conversion or otherwise) enjoy all of the rights appurtenant to Common Stock.

         SERIES A PREFERRED STOCK. The Company has designated 217,600 shares of Preferred Stock as the Company's Series A Preferred Stock, and has issued 217,600 shares of such Series A Preferred Stock as of the date of this Prospectus. The Series A Preferred Stock has a stated value of $6.25 per share and accrues non-cash dividends, payable quarterly in shares of Common Stock based on prevailing market prices for the Common Stock. The dividends accrue on the stated value of the outstanding shares of Series A Preferred Stock at a variable rate equal to a specified bank prime rate (8.50% as of the date of this Prospectus). The Series A Preferred Stock is redeemable at the Company's option for $7.1875 per share in cash. The holders of the Series A Preferred Stock will be entitled to vote together with the holders of Common Stock on all matters, with each share of Series A Preferred Stock having one vote. The Series A Preferred Stock will have a liquidation preference of $7.1825 per share over the Common Stock. The Company and certain holders of Common Stock (Mitchell Rubenstein, Laurie S. Silvers, Asbury Park Press, Inc. and Martin H. Greenberg) agreed in connection with the sale of the Series A Preferred Stock that the Company shall appoint one nominee of Tekno Simon, LLC ("Tekno Simon"), the holder of all outstanding shares of the Series A Preferred Stock, to the Company's Board of Directors and that such shareholders shall vote their shares for election of such nominee to the Company's Board of Directors. Such holder's current nominee on the Board is Deborah J. Simon, who was appointed to the Board in November 1996.

         SERIES B PREFERRED STOCK. The Company has designated 142,223 shares of Preferred Stock as its Series B Variable Rate Convertible Preferred Stock, par value $.01 per share (the "Series B Preferred Stock"). On October 16, 1996, the Company entered into an amendment to the stock purchase agreement dated November 8, 1995, between the Company and Tekno Simon, regarding the sale of the Series A Preferred Stock, whereby Tekno Simon agreed to purchase shares of Series B Preferred Stock, instead of additional shares of Series A Preferred Stock as originally provided by the agreement. The terms of the Series B Preferred Stock are identical to those of the Series A Preferred Stock, except that the purchase price per share of the Series B Preferred Stock was subject to adjustment upon completion of all of the funding under the amended stock purchase agreement, based on the market prices of the Common Stock at the time of each such funding, but in no event shall the purchase price be greater than $6.25 per share or less than $4.50 per share. As of the date hereof, all of the fundings under the amended stock purchase agreement have been completed, and 122,846 shares of Series B Preferred Stock have been issued to Tekno Simon, based upon an adjusted purchase price of $5.21 per share.

         SERIES C PREFERRED STOCK. The Company has designated 100,000 shares of the Company's Preferred Stock as 4% $100 Series C Convertible Preferred Stock (the "Series C Preferred Stock") and 20,000 of such shares were sold in a December 1996 private placement to a single accredited strategic investor. The Series C Preferred Stock pays quarterly cash dividends at the annual rate of 4% and is convertible into shares of Common Stock based on an initial conversion price of 110% of the market price of the Common Stock on the date of the transaction (resulting in an initial conversion price of $6.325), subject to certain adjustments. The Series C Preferred Stock will have a liquidation preference of $100 per share over the Common Stock. The Series C Preferred Stock ranks junior to the Series A Preferred Stock and Series B Preferred Stock as to payment of dividends and liquidation rights. Each share of Series C Preferred Stock is entitled to one vote per share, together with the holders of shares of the Company's Common Stock, Series A Preferred Stock and Series B Preferred Stock, as a single class on all matters presented to a vote of the Company's shareholders, except as otherwise expressly required by law.

CONVERTIBLE DEBENTURE

         The Company has issued the Convertible Debenture to a single investor. Interest accrues on the Convertible Debenture at the rate of 4% per annum on the outstanding principal from the date of initial issuance until payment in full of the principal amount or conversation of the Convertible Debenture. The Company has the right to redeem the Convertible Debenture for the sum of 125% of the unpaid principal and any accrued or unpaid interest. The Convertible Debenture is convertible as follows: (i) up to 25% of the principal amount is convertible after the effective date (the "Effective Date") of this registration statement;
(ii) up to 50% of the principal amount is convertible after 30 days from the Effective Date; (iii) up to 75% of the principal amount is convertible after 60 days from the Effective Date; and (iv) up to 100% of the principal amount is convertible after 90 days from the Effective Date.

CERTAIN ANTI-TAKEOVER EFFECTS

         Florida has enacted legislation that may deter or frustrate takeovers of Florida corporations. The Florida Control Share Act generally provides that shares acquired in excess of certain specified thresholds will not possess any voting rights unless such voting rights are approved by a majority vote of a corporation's disinterested shareholders. The Florida Affiliated Transactions Act generally requires supermajority approval by disinterested shareholders of certain specified transactions between a public corporation and holders of more than 10% of the outstanding voting shares of the corporation (or their affiliates). Florida law and the Company's Articles of Incorporation also authorize the Company to indemnify the Company's directors, officers, employees and agents. Pursuant to such authorization, the Company has entered into agreements with each of its directors and certain of its officers providing for indemnification to the fullest extent permitted by law.

         Additionally, the authority possessed by the Board of Directors to issue Preferred Stock and the Company's Shareholders' Rights Plan described below could potentially be used to discourage attempts by others to obtain control of the Company through merger, tender offer, proxy contest or otherwise by making such attempts more difficult to achieve or more costly. The Board of Directors may issue Preferred Stock with voting and conversion rights that could adversely affect the voting power of the holders of Common Stock. Except as described above, there are no agreements or understandings for the issuance of Preferred Stock and the Board of Directors has no intention to issue additional series of Preferred Stock as of the date of this Prospectus.

SHAREHOLDERS' RIGHTS PLAN

         The Company has implemented a Shareholders' Rights Plan providing for a dividend distribution of one Right for each outstanding share of Common Stock. On August 23, 1996, the Board of Directors declared a dividend of one Right for each outstanding share of Common Stock, payable on September 4, 1996 to the shareholders of record on that date. Each Right entitles the holder thereof to purchase from the Company one share of Common Stock at a price of $25.00 per share (the "Exercise Price"). The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and American Stock Transfer & Trust Company, as Rights Agent, dated as of August 23, 1996.

         The Rights will expire 10 years after issuance, unless earlier redeemed by the Company as provided in the Rights Agreement at a price of $.01 per Right. The Rights are not currently exercisable and automatically trade together with the Common Stock.

         The Rights, unless earlier redeemed, will become exercisable upon the occurrence of certain events as defined in the Rights Agreement, which generally would result in a change in control of the Company or the acquisition of 15% or more of the Company's Common Stock in transactions not approved by the Board of Directors prior to consummation thereof. Unless the Rights are earlier redeemed, in the event that, after the Rights become exercisable, the Company were to be acquired in a merger or other business combination (in which outstanding shares of the Company's Common Stock are changed into or exchanged for other securities or assets) or more than 50% of the assets or earning power of the Company and its subsidiaries (taken as a whole) were to be sold or transferred in one or a series of related transactions, the Rights Agreement provides that proper provision will be made so that each holder of record of a Right will have the right to receive, upon payment of the Exercise Price, that number of shares of common stock of the acquiring company having a market value at the time of such transaction equal to two times the Exercise Price. In addition, unless the Rights are earlier redeemed, if a person or group becomes an "acquiring person" (as defined in the Rights Agreement), the Rights Agreement provides that proper provision will be made so that each holder of record of a Right, other than such acquiring person (whose Rights will thereupon become null and void), will thereafter have the right to receive, upon payment of the Exercise Price, that number of shares of the Company's Common Stock having a market value at the time of the transaction equal to two times the Exercise Price.

         The number of shares of Common Stock issuable upon exercise of the Rights and the Exercise Price of the Rights are subject to certain adjustments as set forth in the Rights Agreement. Until a Right is exercised, the holder, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

         The Rights will have certain anti-takeover effects by causing substantial dilution to a person or group that attempts to acquire the Company in a manner or on terms not approved by the Board of Directors. The Rights, however, should not deter any prospective offeror willing to negotiate in good faith with the Board of Directors, nor should the Rights interfere with any merger or other business combination approved by the Board of Directors.

SHARES ELIGIBLE FOR FUTURE SALE

         See "Risk Factors -- Shares Eligible for Future Sale."

                                  LEGAL MATTERS

         The validity of the Shares is being passed upon for the Company by Broad and Cassel, a partnership including professional associations, 201 South Biscayne Boulevard, Suite 3000, Miami, Florida 33131.

                                     EXPERTS

         The financial statements of the Company incorporated by reference in this Prospectus from the Company's Annual Report on Form 10-KSB for the year ended December 31, 1996 have been audited by Arthur Andersen LLP, independent certified public accountants, as indicated in its report with respect thereto, and is incorporated herein in reliance upon the authority of said firm as experts in accounting and auditing.

======================================    ======================================

No dealer, salesperson or any other person has been authorized to give any information or to make any representation not contained or incorporated by reference in this Prospectus in connection with the offering made hereby, and any information or representation not contained or incorporated herein must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the Shares described in the cover page hereof, or an offer to sell or a solicitation of an offer to buy the Shares offered hereby in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sales made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to its date.

                                   ----------

                                TABLE OF CONTENTS

                                                                PAGE

AVAILABLE INFORMATION..............................................3
INCORPORATION OF CERTAIN DOCUMENTS
  BY REFERENCE.....................................................3
THE COMPANY........................................................4
FORWARD-LOOKING STATEMENTS........................................10
RISK FACTORS......................................................11
USE OF PROCEEDS...................................................15
SELLING SHAREHOLDERS..............................................16
PLAN OF DISTRIBUTION..............................................21
DESCRIPTION OF CAPITAL STOCK......................................22
LEGAL MATTERS.....................................................26
EXPERTS...........................................................26

                                1,307,502 Shares

                            BIG ENTERTAINMENT, INC.

                                  Common Stock

                       ---------------------------------

                                   PROSPECTUS

                       ---------------------------------

                            __________________, 1998

======================================    ======================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.          OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The Company estimates that its expenses in connection with this registration statement will be as follows:

        Securities and Exchange Commission registration fee........  $    2,524
        Legal fees and expenses....................................      10,000
        Accounting fees and expenses...............................       7,500
        Miscellaneous..............................................         226
                                                                     ----------

                 Total.............................................  $   20,250
                                                                     ==========

ITEM 15.          INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The Company has authority under Section 607.0850 of the Florida Business Corporation Act (the "FBCA") to indemnify its directors and officers to the extent provided for in the FBCA. The Company's Amended and Restated Articles of Incorporation provide that the Company shall indemnify and may insure its officers and directors to the fullest extent permitted by law. The Company has also entered into agreements with each of its directors and executive officers wherein it has agreed to indemnify each of them to the fullest extent permitted by law.

         The provisions of the FBCA that authorize indemnification do not eliminate the duty of care of a director, and in appropriate circumstances equitable remedies such as injunctive or other forms of nonmonetary relief will remain available under Florida law. In addition, each director will continue to be subject to liability for (a) violations of criminal laws, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful, (b) deriving an improper personal benefit from a transaction, (c) voting for or assenting to an unlawful distribution, and (d) willful misconduct or conscious disregard for the best interests of the Company in a proceeding by or in the right of the Company to procure a judgment in its favor or in a proceeding by or in the right of a shareholder. The statute does not affect a director's responsibilities under any other law, such as the federal securities laws. The effect of the foregoing is to require the Company to indemnify the officers and directors of the Company for any claim arising against such persons in their official capacities if such person acted in good faith and in a manner that he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

         Pursuant to certain registration rights agreements, each of the Company and the Selling Shareholders has agreed to indemnify the others and their directors, officers, agents and representatives (and with respect to the indemnification by the Company, any underwriters) against certain civil liabilities that may be incurred in connection with this offering, including certain liabilities under the Securities Act.

ITEM 16.      EXHIBITS.

   EXHIBIT
    NUMBER   DESCRIPTION OF EXHIBIT
   -------   ----------------------
     5.1     Opinion of Broad and Cassel.(A)

    23.1     Consent of Broad and Cassel (included in Exhibit 5.1 hereto).(A)

    23.2     Consent of Arthur Andersen LLP.(B)

    24.1     Power of Attorney (see page II-4 of the Registration Statement).(A)

----------

(A) Previously filed.
(B) Filed herewith.

ITEM 17.          UNDERTAKINGS.

         (a) RULE 415 OFFERING. The undersigned Registrant hereby undertakes to:

                  (1) File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

                           (i) Include any prospectus required by Section 10(a)(3) of the Securities Act.

                          (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

                         (iii) Include any additional or changed material information on the plan of distribution.

                  (2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial BONA FIDE offering.

                  (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

         (b) REQUEST FOR ACCELERATION OF EFFECTIVE DATE. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

         (c) FILINGS INCORPORATING SUBSEQUENT EXCHANGE ACT DOCUMENTS BY REFERENCE. The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securites Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
                                      II-3

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boca Raton, State of Florida, on this 14th day of January, 1998.

                                           BIG ENTERTAINMENT, INC.

                                           By:/S/MITCHELL RUBENSTEIN
                                              ----------------------------------
                                               Mitchell Rubenstein
                                               Chairman of the Board and
                                                 Chief Executive Officer

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE                                                     TITLE                               DATE
---------                                                     -----                               ----
/S/ MITCHELL RUBENSTEIN                          Chairman of the Board and Chief            January 14, 1998
-----------------------------------                Executive Officer (Principal
MITCHELL RUBENSTEIN                                     executive officer)

          *                                      Vice Chairman of the Board and             January 14, 1998
-----------------------------------                         President
LAURIE S. SILVERS

          *                                        Chief Financial Officer                  January 14, 1998
-----------------------------------       (Principal financial and accounting officer)
MARCI YUNES

SIGNATURE                                                     TITLE                               DATE
---------                                                     -----                               ----

          *                                                 Director                        January 14, 1998
-----------------------------------
MARTIN H. GREENBERG

          *                                                 Director                        January 14, 1998
-----------------------------------
HARRY T. HOFFMAN

          *                                                 Director                        January 14, 1998
-----------------------------------
LAWRENCE GOULD

          *                                                 Director                        January 14, 1998
-----------------------------------
JULES L. PLANGERE, JR.

          *                                                 Director                        January 14, 1998
-----------------------------------
E. DONALD LASS

          *                                                 Director                        January 14, 1998
-----------------------------------
DEBORAH J. SIMON


* By: /s/ MITCHELL RUBENSTEIN
-----------------------------------
MITCHELL RUBENSTEIN, AS ATTORNEY-IN-FACT

                                 EXHIBIT INDEX

EXHIBIT                  DESCRIPTION
-------                  -----------

 23.2           Consent of Arthur Andersen LLP.